

Glow Worm Play Cafe is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Women-ledFamily-friendly
Glow Worm Play Cafe

Play Cafe

962 Barret Ave
Louisville, KY 40204
Get directions
View Website
Connect with us
Glow Worm Play Cafe previously received $47,100 of investment through Mainvest.
Profile
Data Room
Updates 30
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Glow Worm Play Cafe is seeking investment to expand.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Glow Worm Play Cafe is offering perks to investors. You earn perks based on your total investment amount in this business.

Free Two-Year Membership Invest $10,000 or more to qualify. 3 of 3 remaining

With an investment of $10,000 or more, your family will receive a free two-year membership that covers the number of children in your household. This membership will include the standard perks we offer for memberships, such as 3% off cafe purchase, 10% off retail, and 5% off private party bookings. This offer is only available to the first three investors of $10,000 or more.

This is a preview. It will become public when you start accepting investment.
2021
Founded
$22,052
Average Monthly Revenue
5%
Monthly Growth
This is a preview. It will become public when you start accepting investment.
OUR STORY

Glow Worm Play Cafe has been operating in the Highlands area of Louisville, KY for almost a year. We have proved that we can bring the community together through indoor play, the cafe, the bakery, retail, and community classes and events. Our city is sprawling and more locations are needed in other areas of the city to serve more customers.

Glow Worm provides a safe, clean, fun environment where children 6 and younger can let loose while their caregivers connect and get work done in our lounge area.
We have successfully operated our first location for almost a year in the Highlands neighborhood of Louisville, KY, and the demand to expand to other parts of our city is high.
15+ miles is often too far to travel for a 2-hour experience with kids. Parents request daily that we expand our operations to other parts of the city so that they can visit on a more frequent basis.
This is a preview. It will become public when you start accepting investment.
MONTHLY REVENUE CHART

Dec 21 - Aug 22

This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

I will use funds from our new raise to expand our operations to other parts of the city, including but not limited to the East End, Southern Indiana, and the Prospect/Norton Commons area. This raise will go toward the build out of a new space, equipment, and hiring new team members.

Each location costs between $100,000 and $200,000 to build out and start up, as we've learned from our first location.
Funds from this raise will go toward building out a second location in one of three areas in our city. We have been scouting new locations for months and need to be ready to commit to a lease as soon as our ideal spot becomes available in one of our target areas.
The opportunity to operate in areas with higher average household incomes ensures the stability of success in our current location and future locations in lower income neighborhoods. We want everyone to have access to Glow Worm.
This is a preview. It will become public when you start accepting investment.
ENJOY A LATTE IN OUR PLAY LOUNGE

Enjoy a latte in our play lounge

PRESS
As new businesses move in, owners hopeful for resurgence of Barrett Avenue in 2022

As new businesses move in, owners hopeful for resurgence of Barrett Avenue in new year

Louisville Family Fun Visits Glow Worm Play Cafe

Is there a place for young children to play while you relax in a cafe setting?

Families participate in free NTI, play sessions at Highlands café

The event was open to families impacted by JCPS and daycare closures.

Louisville Business First

Entrepreneur to build community for Louisville parents at new cafe

Play café to open in Louisville this summer

LOUISVILLE, Ky. (WDRB) -- The last year has been hard for parents and kids who struggled with isolation during the pandemic. But a new space in the Highlands looks to

These Louisville And Kentucky Businesses Are Helping Tornado Victims — And They Need Your Donations

THE TEAM
Katie Read
Chief Dream Maker

With 10+ years working in creative industries, from web design to marketing to video production, I have consistently been passionate about one thing: connection within our communities. After I became a mom in 2017, this passion and desire only became stronger. I continued to work full time as a web & creative project manager, and began to build a network of local moms to connect with. I also started a retail pop-up shop with ethically made clothing for kids. In an effort to find a way to marry the mom group and the retail shop, I came up with Glow Worm Play Cafe: a place for parents and caregivers to bring their little ones while they connect with other adults. My strong marketing background as well as being a people-person both help me to naturally find ways to connect with other people, and sell my ideas to our community with ease. I have loved nothing more than building Glow Worm for the last year in the Highlands, and cannot wait to bring this concept to other parts of our city.

LOCATION

Louisville is the largest city in the Commonwealth of Kentucky and the 29th most populous city in the United States. The city is known for being the home of famous boxer Muhammad Ali, the location of the Kentucky Derby, and the University of Louisville.

Population: 617,790
Metro population: 1,265,108
Average Household Income: 53,436 USD
INDUSTRY

The Pew Research Center found that the number of mothers choosing to stay home with their children is currently on the rise. In 2014, they released a report which found that 29 percent of mothers (roughly 10.4 million women) with children under the age of 18 did not work outside the home. The number of companies offering workers telecommuting opportunities is also growing faster than ever before, and has high long-term projected growth. Between 2005 and 2012, the growth of multiple days-per-week employee teleworkers grew 79.7% (American Community Survey Data, 2012), though the rate of growth slowed during the recession. This is compared to the total non-self-employed workforce, which grew only 7.1% during the same time period. This does not count those that are self-employed working out of their homes, which we also consider our target market.

In the greater Louisville area, stay at home parents and parents that work out of their home / part time have virtually very few options when it comes to places they can drop in and relax and enjoy a bit of coveted "me" time, or plug in and get some work done while their children play in a supervised area within view, specifically in the city (inside the 264 loop).

There are also no places like that that also include a retail shopping experience. Since no similar options exist in my target market, I have the opportunity to initiate a relationship with local parents and learn what their ideal space would look like.

I also have the chance to enjoy full market share while Glow Worm Play Cafe grows as a business and matures its roots within the community and while I perfect our strategies and practices.

OUR OFFERINGS

Play: Play area for kids under 6

Cafe + Bakery: Local coffee, drinks and fare available for kids and parents to purchase

Party: Weekend venue rental available for birthday parties, baby showers, and other events

Retail: Apparel, home goods and gifts for babies and toddlers

Community groups/classes: Parent + Baby Yoga, Story Time Yoga, Art Classes, Breastfeeding Basics, and more

Updates

SEPTEMBER 1ST, 2022

Quarterly Update!

Hello lovely investors! Apologies for the lack of updates -- we have been BUSY! So, a good reason for the silence. Things are going well at Glow Worm. So well that we are considering expanding and opening a couple more locations in our area. If you are from Louisville, you know it is a very sprawling city, and we could easily open two more locations that are 15 miles in either direction and have plenty of customers and support! We are excited about the idea of expanding and will definitely be using Mainvest again to raise funds. We appreciate your never-ending support. Please reach out if you have any questions!

JULY 12TH, 2022

Q2 Update!

Hello supporters and investors! Our Q2 repayment has been made, so you should see that hit your accounts soon. We saw an increase in quarter over quarter sales, which is somewhat surprising considering summer vacations and lower than predicted attendance in June. Our retail area is doing great, as are our play sessions and private rentals. The cafe is a fan-favorite as well. Almost every day, someone asks us to open another location in another part of town or even another city! I hope to have your continued support and you can share in our success when we make the leap to open a second location.

APRIL 4TH, 2022

Repayment day!

Hello investors, new and old! Q1 is wrapped and we've made another repayment on time. Thank you again for your support!

MARCH 21ST, 2022

You built this patio!

To all of our investors so far -- you helped us build and furnish this patio! Thank you so much for your investment. We won't let you down!

MARCH 21ST, 2022

Just $1,000 left to meet our max!

We are ALMOST there y'all. Just $1,000 left to meet our maximum raise of $20,000. If you're "watching" instead of investing it's time to get on board and help us meet our goal!

MARCH 19TH, 2022

6 days & $1600 left!

Only 6 days to go and $1,600 left until we meet our maximum goal! We are so grateful for your support!

MARCH 8TH, 2022

Featured in the LEO Weekly

In other fun news, we were featured as a top women-owned business in Louisville that is a "must try" in a local and beloved publication!

https://photos.leoweekly.com/36-women-owned-restaurants-in-louisville-you-should-have-tried-by-now/

MARCH 8TH, 2022
17 days left!

We have 17 days left on this round of raising funds! Do you have any questions for me? If so, post in the discussion section and I'll answer! We are so excited about the improvements we are able to make to our space because of your investments. Thanks for being an awesome community of investors!

FEBRUARY 25TH, 2022
A look inside

Hi everyone! As we enter the final few weeks of our investment round, we wanted to share with you what a typical morning at Glow Worm looks like. Full hearts, bellies and booths. Parents connecting. Children playing safely. We are so happy that you chose us to support, and if you are still on the fence about investing, please know that you are impacting hundreds if not thousands of lives in the Louisville area. We are so excited to continue to improve this space, and we will do that with your support. Thank you for considering us as an investment choice!

FEBRUARY 21ST, 2022
It's insulation day!

In the voice of Ana from Frozen — it's insulation day! We are so excited to be able to do this with your help. This is going to make a huge difference to our customers year round!

FEBRUARY 16TH, 2022
To all of the "Watchers"

Our Mainvest raise has 37 more days left! What are you waiting for? Really! I want to know! 1.5x return on your investment. If you've got the cash to spare, what's stopping you from making money on a business you love and support? Go from a watcher to an investor today!

FEBRUARY 7TH, 2022
Minimum Reached! Let's keep it going!

WOW we already reached out minimum on Mainvest! Y'ALL ARE THE BEST. What does this mean? When we reach our minimum raise ($10,000) it means that we are guaranteed that amount or more. We set our max at $20,000 and we still have 46 days left to meet that maximum raise. It's not too late to invest or share!

FEBRUARY 3RD, 2022
Insulation Update

If you've been to Glow Worm, you know that our play lounge gets a bit chilly in the winter months and is tough to keep cool in the hotter months! This is because our build is not insulated and is essentially a warehouse. We've done our best to keep folks comfy but our customers deserve better! We have decided to move forward with insulating the play lounge ceiling, which will help keep our customers comfy and reduce our bills significantly! Last month's gas and electric bill was $1,200, and the cost of our insulation will be about $6,200. This will help us cut our utility bills to a fraction of the current cost. A portion of your investment this round will go toward insulation which will vastly improve our space.

JANUARY 31ST, 2022
Halfway to our minimum target!

We are more than halfway to our minimum target ($10,000) and we still have PLENTY of time for you and your connections to invest more! Thank you so much to everyone who has invested thus far!

JANUARY 26TH, 2022
Why should you invest in Glow Worm?

Hey there! If you're new here, I want to take a moment to introduce myself and talk a little bit about Glow Worm, our mission, our past Mainvest raise, and our new Mainvest raise. I'm Katie Read, the owner of Glow Worm Play Cafe. We are the first of our kind in Louisville, KY. After several delays during out initial build out, we finally opened our doors on November 26th. The response from our community has been overwhelming in the best way. We have received so much positive feedback (check out our Google reviews!) and have collaborated with local businesses and city officials to bring our community the support they deserve as caregivers and parents. We launched memberships last month and are more than halfway to our monthly membership signup goal. We are the new go-to for parties and play dates in our area, and we couldn't be more thrilled to serve our community in this way.

With that said, while we are hitting our sales targets each week, we were hit with some unexpected expenses during our initial opening phase that we are digging out from, and we could use some more operating capital to keep things progressing in the right direction. We have already made our first ROI payment just one month after our doors opened, and we are looking forward to even more support from our local and Mainvest community to help us build the best version of Glow Worm possible!

I am so thankful that so many of you believed in this dream enough to support us. There is no other place I would rather be than with our amazing staff and supporters every day at Glow Worm. It's such a special place and will provide so much for parents and caregivers for many years to come. Thank you for considering us as an investment opportunity! We won't let you down.

Most Sincerely,

Katie Read, Owner

JANUARY 3RD, 2022
A great first month!

Thank you to all of our investors for believing in our dream! We have wrapped up our first full month in business and you will be receiving your first payout shortly.

Investor Exclusive
OCTOBER 1ST, 2021
Delayed opening, but on our way!

Hello investors! First of all, thank you so much for all of your support thus far. Without you, we would not be so far along in building this dream.

We have run into a few roadblocks getting our doors open, the most recent one being some building code issues with the fire department. We are actively working on resolving these issues by having professional architects draw and stamp a new floor plan and fire & safety plan for our building and business. While this is a setback for us on timeline, we anticipate being able to open our doors in the next 2-3 weeks. We also are gaining a fabulous outdoor patio that is doubling as the best emergency exit option possible for our building, so we are extremely excited to have an outdoor space for parents and caregivers, and to host outdoor events when the weather is nice!

We'll keep you posted, but we'll be open and generating revenue to put back in your pockets soon!

AUGUST 9TH, 2021
16 hours left! Our progress so far...

Hey y'all! I wanted to give you a progress update before our campaign ends. Here's what we've been able to accomplish so far!

Plumbing plans submitted to the city; work to begin in 2 weeks

Floors are in progress and will be done by the end of next week

All cafe furniture has been ordered and delivered (and is living in a POD on-site)

All coffee equipment has been ordered and delivered

Our coffee bar and shelving are in progress

Exterior paint on the building begins this week

We've extended offers to 3 part-time employees

Our projected opening date is Sept 1!

Thank you all so much for your generous investments. We wouldn't be able to do all of this without you! Spread the word about our final campaign hours!

AUGUST 4TH, 2021
Have questions?

There are only 5 days left in our campaign! Let's finish strong. If you've already invested, thank you so much. Please share with your friends and family and let's see how close we can get to maxing out at $75,000! If you haven't invested yet, feel free to reach out with any questions you may have and I'll answer them to the best of my ability.

JULY 28TH, 2021
Update + closing soon!

Hey everyone! We've been BUSY behind the scenes at Glow Worm. Our floor guys started yesterday, as did our electrician, so we are well on our way to finishing the build out of our space! Plumbing plans are with the city for approval, and we are on track to open at the end of August/beginning of September. SO CRAZY! We are so thankful for your support thus far. We only have 12 days left to raise additional funds for our build out, and we would be so super grateful for any support.

New unexpected costs include $4k additional in plumbing due to city requirements and $4k additional in flooring due to the rough condition of our floors. Please spread the word to any friends or family that might be interested in investing in our locally owned and operated business that Louisville so desperately needs!

JULY 8TH, 2021
WOWZA! We hit our target raise amount.

YOU GUYS! Thank you! We have exceeded our minimum for our capital raise to build out the cafe, so we can only go up from here! I am so, so proud and excited today. Knowing that we have so many people -- friends, family, and complete strangers -- who believe in this concept fills me with all the joy in the world. More updates to come soon!

JULY 5TH, 2021
New signage!

Huge thanks to Signarama Louisville for our sign installation today!

JUNE 23RD, 2021
Watch my segment on WAVE3 with Dawne Gee!

I am so grateful to Dawne Gee for having me on her show today! Watch the segment here.

JUNE 23RD, 2021
Really this time...

Hey everyone! We will be live on WAVE Country with Dawne Gee today between 2-3pm EST! Watch here: https://www.wave3.com/livestream/

JUNE 19TH, 2021
Our first pop up!

Big thanks to everyone who came out to our pop up today. We had 9 other vendors and it was a lovely time! It was so exciting to see your reactions to the space and how things are coming along, and I'm leaving the event filled with love and support from our community!

JUNE 18TH, 2021
Halfway mark!

Whoo hoo! We reached the halfway mark for our targeted amount! You all are amazing.

JUNE 15TH, 2021
WAVE Country Update

Our in-person segment on WAVE Country was rescheduled for next Wednesday! We'll be live, in-person on 6/23 on WAVE3. Tune in then!

JUNE 14TH, 2021
Door decal proof is in!

Going to production next week. I'll post a picture when it's been installed!

JUNE 13TH, 2021
WAVE Country with Dawne Gee!

Be sure to tune in to WAVE 3 News tomorrow at 2pm EST for WAVE Country with Dawne Gee! I'll be on between 2 and 3pm to talk about Glow

Worm and the plans for the cafe!

JUNE 10TH, 2021
Welcome!

Thanks for visiting my campaign page, and thank you to our first investor, Jill! I am so excited to go on this journey with you, and cannot wait to share my success with my investors. Watch this interview with WDRB to learn a little bit more about the space. So much has changed in the space since this interview just a couple of weeks ago -- I can't wait to share that with you!

https://www.wdrb.com/news/play-caf-to-open-in-louisville-this-summer/article_18be120a-c14a-11eb-bbea-2f01705d1ef3.html?fbclid=IwAR0LCxf_0G7AuqgUCAIYrqVjh4I4tVE4-mVlTfJUoK3mQ0aPStPBwgljZzw

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build Out $50,000
Equipment $30,000
Operating Expenses $13,250
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$210,000	$231,000	$247,170	$259,528	$267,313
Cost of Goods Sold	$30,000	$33,000	$35,310	$37,075	$38,187
Gross Profit	$180,000	$198,000	$211,860	$222,453	$229,126

EXPENSES

Rent	$30,000	$30,000	$30,000	$32,305	$33,112
Utilities	$12,000	$12,300	$12,607	$12,922	$13,245
Salaries	$84,000	$92,400	$98,868	$103,811	$106,924
Insurance	$1,200	$1,230	$1,260	$1,291	$1,323
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$2,000	$2,050	$2,101	$2,153	$2,206
Legal & Professional Fees	$0	$0	$0	$0	$0
Operating Profit	$50,800	$60,020	$67,024	$69,971	$72,316

This information is provided by Glow Worm Play Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
Pitch Deck - Glow Worm Play Cafe.pdf
Investment Round Status
Target Raise $100,000
Maximum Raise $104,000
Amount Invested $0
Investors 0
Investment Round Ends September 14th, 2022
Summary of Terms
Legal Business Name Glow Worm Play Cafe
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.7×
Investment Multiple 1.4×
Business's Revenue Share 11%-11.4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2028

Financial Condition
Historical milestones

Glow Worm Play Cafe has been operating since November 2021 and has since achieved the following milestones:

Opened first location in Louisville, KY

Achieved revenue of $198,474 in first 9 months of business.

Historical financial performance is not necessarily predictive of future performance.

Subsequent events to historical financials

Since the latest available financial statements of Glow Worm Play Cafe, we have had the following material changes and trends:

Increase in costs relating to inflation.

Purchased new equipment for indoor playground.

Took out a loan for $9826 to purchase new playground equipment from CedarWorks.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Glow Worm Play Cafe to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Glow Worm Play Cafe operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Glow Worm Play Cafe competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Glow Worm Play Cafe's core business or the inability to compete successfully against the with other competitors could negatively affect Glow Worm Play Cafe's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Glow Worm Play Cafe's management or vote on and/or influence any managerial decisions regarding Glow Worm Play Cafe. Furthermore, if the founders or other key personnel of Glow Worm Play Cafe were to leave Glow Worm Play Cafe or become unable to work, Glow Worm Play Cafe (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Glow Worm Play Cafe and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Glow Worm Play Cafe is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Glow Worm Play Cafe might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Glow Worm Play Cafe is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Glow Worm Play Cafe

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Glow Worm Play Cafe's financial performance or ability to continue to operate. In the event Glow Worm Play Cafe ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Glow Worm Play Cafe nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Glow Worm Play Cafe will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Glow Worm Play Cafe is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Glow Worm Play Cafe will carry some insurance, Glow Worm Play Cafe may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Glow Worm Play Cafe could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Glow Worm Play Cafe's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Glow Worm Play Cafe's management will coincide: you both want Glow Worm Play Cafe to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Glow Worm Play Cafe to act conservative to make sure they are best equipped to repay the Note obligations, while Glow Worm Play Cafe might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Glow Worm Play Cafe needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Glow Worm Play Cafe or management), which is responsible for monitoring Glow Worm Play Cafe's compliance with the law. Glow Worm Play Cafe will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Glow Worm Play Cafe is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Glow Worm Play Cafe fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Glow Worm Play Cafe, and the revenue of Glow Worm Play Cafe can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Glow Worm Play Cafe to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Glow Worm Play Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Denaz S. Little Rock, AR 5 months ago

I didn't get a repayment. When does it start for the new investors?

Reply

Katie R. Louisville, KY 5 months ago Glow Worm Play Cafe Entrepreneur

Hi Denaz! I made the payment to Mainvest, but it's actually not due to the new round of investors until June. I believe it will be paid back then. Thanks!

Reply
Denaz S. Little Rock, AR 6 months ago

The patio looks great! :)

Reply
Matt L. Louisville, KY 6 months ago

It is always good to see business on Barret Ave. I'm running an AirBNB right down the road and have had your business in my guide book. Best of luck!

Katie R. Louisville, KY 6 months ago Glow Worm Play Cafe Entrepreneur

That's amazing! Thank you for including us and thank you for your investment!

Marcy A. Friendswood, TX 6 months ago

What a great idea! Wishing you the best of luck.

Katie R. Louisville, KY 6 months ago Glow Worm Play Cafe Entrepreneur

Thank you so much!

Bonnie L. Louisville, KY 6 months ago

I invested because I believe in Katie and this business model! It is so needed in Louisville and I believe it will thrive!

Katie R. Louisville, KY 6 months ago Glow Worm Play Cafe Entrepreneur

Thank you Bonnie! We love partnering with you in our space and appreciate your support and investment!

Dana C. Louisville, KY 7 months ago

I invested because I truly believe early motherhood would have been so much better if I'd had access to a space such as this. I want all parents to have support !

Katie R. Louisville, KY 7 months ago Glow Worm Play Cafe Entrepreneur

Thank you so much Dana!!!

Megan S. Louisville, KY 7 months ago

I invested because I have 5 month old twins boys and I want a place to take them to play. I believe in the mission statement!

Katie R. Louisville, KY 7 months ago Glow Worm Play Cafe Entrepreneur

Thank you, Megan!!

Rachael M. Louisville, KY 7 months ago

We love Glow Worm and are excited to be part of the community!

Katie R. Louisville, KY 7 months ago Glow Worm Play Cafe Entrepreneur

We are so lucky to have you as a customer and investor!

LON I. Cheshire, CT 8 months ago

hello-- talk to the insulator-- the utilty should offer an incentive - most likely from the gas company for insulation

Katie R. Louisville, KY 8 months ago Glow Worm Play Cafe Entrepreneur

Thanks Lon! I just emailed them, and also found a business rebate program on our utility company's website. It looks like we may be eligible to get back some sort of rebate back up to $3,000 but we won't know until our application is complete. Thank you so much for this tip!

Katie R. Louisville, KY 7 months ago Glow Worm Play Cafe Entrepreneur

It looks like we are going to be able to get at least a couple thousand back once the work is complete. Thank you!!

Blair C. Louisville, KY 8 months ago

I invested because I want to see this space exist for many years to come!

Katie R. Louisville, KY 8 months ago Glow Worm Play Cafe Entrepreneur

Thank you Blair! I love seeing our local community support this endeavor! We have proved ourselves to be a much needed space for our city and plan to be around for a long time.

Katie R. Louisville, KY 8 months ago Glow Worm Play Cafe Entrepreneur

Wow! $3400 and we only announced our launch 24 hours ago! We can't wait to see what y'all can help us do.

Sarah R. Louisville, KY 8 months ago

We were excited to get in on this round as we missed the first. My kids and I love Glow Worm Play Cafe!

Katie R. Louisville, KY 8 months ago Glow Worm Play Cafe Entrepreneur

Yay! Thanks Sarah!

Malea A. Louisville, KY 8 months ago

I invested because I believe in Katie and the importance of her services she is providing in her community!

Katie R. Louisville, KY 8 months ago Glow Worm Play Cafe Entrepreneur

Thank you Malea!!!!

LON I. Cheshire, CT 9 months ago

how are things going

Katie R. Louisville, KY 9 months ago Glow Worm Play Cafe Entrepreneur

Hi Lon! Sorry for my delayed response -- the good news is that we are VERY busy which it's why it's taken a bit for me to get back to you! We are meeting or exceeding our sales goals every day since opening (November 26th). We were delayed in our opening due to some hiccups with the fire department and building inspector, but those issues have since been resolved and we are doing great!

Katie R. Louisville, KY 10 months ago Glow Worm Play Cafe Entrepreneur

Hi everyone! We officially opened on Friday! Things are going well. Thanks so much for your support!

Terry D. Louisville, KY 10 months ago

They're open!

Mohammed K. Novi, MI about 1 year ago

Invest because the owner is very passionate and want to see her do what she like in life

Brian H. Louisville, KY about 1 year ago

I invested because I live in Louisville and support anything and everything that give parents and avenue to do good things for their children.

Katie R. Louisville, KY about 1 year ago Glow Worm Play Cafe Entrepreneur

Thank you for your support, Brian!

Molly B. Louisville, KY about 1 year ago

Congrats on reaching your initial investment goal!! So exciting!!

Katie R. Louisville, KY about 1 year ago Glow Worm Play Cafe Entrepreneur

Thank you!!

Chuck A. about 1 year ago

i'm considering investing- have you begun to market the cafe, and do you have any idea what traffic you can expect in the cafe when you open? How do you expect to cover your expenses? what kind of traffic do you need to make this work?

Katie R. Louisville, KY about 1 year ago Glow Worm Play Cafe Entrepreneur

Hi! All of our financials are broken out in the Data Room tab of our business profile, however we also have secured a loan through the city for $50,000, which covers a portion of our operating expenses and build out. We have begun marketing efforts via social media advertising and press appearances, and our organic and paid reach, engagement and page follows/likes are increasing steadily each day. Interest is growing in our community surrounding this idea, and many people have reached out to me through our website to pre-book birthday parties and host events and other classes. Our benchmark for traffic is 300 visitors a week to the play area, which hovers around 70% capacity on average throughout the week. The financial forecast for our coffee, retail and community classes are very moderate in projection aggression, and only forecasts about 20% of guests purchasing food and beverage from our cafe, which is much lower than we expect numbers to actually be. Let me know if you would like further information and I'll see what I can put together for you!

Morgan P. Louisville, KY over 1 year ago

Katie and Glow Worm to the moon!

Katie R. Louisville, KY over 1 year ago Glow Worm Play Cafe Entrepreneur

You're coming with me!

Patricia A. Louisville, KY over 1 year ago

I supported Glow Worm Cafe because I want it to be successful and want to be a part of something that the Louisville community needs!

Katie R. Louisville, KY over 1 year ago Glow Worm Play Cafe Entrepreneur

Thank you so much for your support!

LON I. Cheshire, CT over 1 year ago

Hi How much so you plan to charge for kids to play hourly

Katie R. Louisville, KY over 1 year ago Glow Worm Play Cafe Entrepreneur

Hi! We will be charging $10 per child for a 2 hour play session

Jillian S. Louisville, KY over 1 year ago

I invested because I believe in Glow Worm's mission wholeheartedly and know how much Louisville parents are eager for a space like this to enjoy time with their children and other parents. I am so excited to support Katie Read - the founder - and this much-needed business!

Katie R. Louisville, KY over 1 year ago Glow Worm Play Cafe Entrepreneur

Thank you Jill! Your support is appreciated more than you know!

Glow Worm Play Cafe isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

About Us

Blog

FAQ

Write For Us

Referral Program

Business Resources

Support Center

Educational Materials

Contact Us

Terms of Service

Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.